UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ____________

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act Of 1934
                               (Amendment No. 2)*


                               724 Solutions, Inc.
                               -------------------
                                (Name of Issuer)


                      Common Stock, no par value per share
                      ------------------------------------
                         (Title of Class of Securities)


                                    81788Q100
                                    ---------
                                 (CUSIP Number)



   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                               December 31, 2003
                               -----------------
             (Date of Event which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

                                 |_|   Rule 13d-1(b)
                                 |_|   Rule 13d-1(c)
                                 |x|   Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81788Q100
-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         TeliaSonera AB               I.R.S. Identification No.

-------- -----------------------------------------------------------------------
 2                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)|_|

                                                                         (b)|_|
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY


-------- -----------------------------------------------------------------------
 4       CITIZENSHIP OR PLACE OF ORGANIZATION

         Sweden

----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY        5      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              0
WITH
                                    ------- ------------------------------------
                                     6      SHARED VOTING POWER
                                            0
                                    ------- ------------------------------------
                                     7      SOLE DISPOSITIVE POWER
                                            0
                                    ------- ------------------------------------
                                     8      SHARED DISPOSITIVE POWER
                                            0
-------- -----------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0
-------- -----------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                             |_|

-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         0
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         HC
-------- -----------------------------------------------------------------------

CUSIP No. 81788Q100
--------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         TeliaSonera Finland Oyj(formerly Sonera Corporation)
         I.R.S. Identification No.
-------- -----------------------------------------------------------------------
 2                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)|_|
                                                                          (b)|_|
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY
-------- -----------------------------------------------------------------------
 4       CITIZENSHIP OR PLACE OF ORGANIZATION

         Finland
----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY        5      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              0
WITH
                                    ------- ------------------------------------
                                     6      SHARED VOTING POWER
                                            0
                                    ------- ------------------------------------
                                     7      SOLE DISPOSITIVE POWER
                                            0
                                    ------- ------------------------------------
                                     8      SHARED DISPOSITIVE POWER
                                            0
-------- -----------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0
-------- -----------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                             |_|
-------- ----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         0
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------

                                  SCHEDULE 13G
                               724 SOLUTIONS, INC.



Item 2(b) Address of Principal Business Office or, if none, Residence

          The response to Item 2(b) of the Statement is hereby amended in its entirety to read as follows:

          "TELIASONERA AB - Sturegatan 1, SE-106 63 Stockholm, Sweden

          TELIASONERA FINLAND OYJ (FORMERLY SONERA CORPORATION)- Teollisuuskatu 15, P.O. Box 106, FIN-00051, Helsinki, Finland"



Item 4.   Ownership

          The response to Item 4(c) of the Statement is hereby amended in its entirety to read as follows:

          "(i) Sole power to vote or to direct the vote: 0

          (ii) Shared power to vote or to direct the vote: 0

          (iii) Sole power to dispose or to direct the disposition of : 0

          (iv) Shared power to dispose or to direct the disposition of: 0



Item 5.   Ownership of Five Percent or Less of a Class

The response to Item 5 of the Statement is hereby amended in its entirety to read as follows:

          "If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following|X| "

                                   SIGNATURES
                                   ----------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2004



                                       TELIASONERA AB



                                       By: /s/ Anders Igel
                                           ---------------
                                           Name: Anders Igel
                                           Title: President and CEO



                                      By: /s/Jan Henrik Ahrnell
                                          ---------------------
                                          Name: Jan Henrik Ahrnell
                                          Title: General Counsel





                                      TELIASONERA FINLAND OYJ

                                      By: /s/ Anders Igel
                                          ---------------
                                          Name: Anders Igel
                                          Title: Chairman of the Board

                                      By: /s/ Jan Henrik Ahrnell
                                          ----------------------
                                          Name: Jan Henrik Ahrnell
                                          Title: Director

                                  EXHIBIT INDEX
                                  -------------


A. Joint Filing Agreement dated November 19, 2002 between TeliaSonera AB and Sonera Corporation

                                                                       EXHIBIT A
                                                                       ---------



                             JOINT FILING AGREEMENT

          In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) with respect to the common shares of 724 Solutions, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned hereby execute this Agreement as of the date set forth below.

December 19, 2002






                                      TELIASONERA AB



                                      By: /s/ ANDERS IGEL
                                          -------------------------------------
                                          Name: Anders Igel
                                          Title: President and CEO



                                      By:/s/ JAN HENRIK AHRNELL
                                         --------------------------------------
                                      Name: Jan Henrik Ahrnell
                                      Title: General Counsel







                                      SONERA CORPORATION

                                      By:/s/ KIM IGNATIUS
                                         --------------------------------------
                                         Name: Kim Ignatius
                                         Title: CFO



                                     By: /s/ MAIRE LAITINEN
                                         --------------------------------------
                                         Name: Maire Laitinen
                                         Title: Group General Counsel